Exhibit 99(b)
UNAUDITED REVERSE RECONCILIATION OF
SELECTED FINANCIAL INFORMATION
Our consolidated financial statements are prepared in accordance with U.S. GAAP as described in the notes thereto. The basis of our consolidated financial statements prepared under U.S. GAAP is significantly different from Japanese GAAP in certain respects. Under Japanese banking regulations and Tokyo Stock Exchange rules, we are required to report our annual and quarterly results prepared in accordance with Japanese GAAP. We present below a reverse reconciliation of total equity under U.S. GAAP to net assets under Japanese GAAP as of March 31, 2026 and net income before attribution of noncontrolling interests for the fiscal year ended March 31, 2026.

As of March 31, 2026
(in millions)
Total equity in accordance with U.S. GAAP	¥20,840,057
Differences arising from different accounting for:
1. Investment securities	(34,487)
2. Loans	88,976
3. Allowance for credit losses	223,850
4. Fixed assets	255,948
5. Pension liability	(9,109)
6. Derivative financial instruments and hedging activities	992,054
7. Compensated absences	71,307
8. Long-term debt	(15,740)
9. Consolidation	268,770
10. Goodwill	388,291
11. Intangible assets	(32,299)
12. Investments in equity method investees	659,304
Other	(275,336)
Deferred income tax effects, when applicable	322,566
Net assets in accordance with Japanese GAAP	¥23,744,152

For the fiscal year ended March 31, 2026
(in millions)
Net income before attribution of noncontrolling interests in accordance with U.S. GAAP	¥1,883,904
Differences arising from different accounting for:
1. Investment securities	(369,267)
2. Loans	24,833
3. Allowance for credit losses	(40,905)
4. Fixed assets	11,915
5. Pension liability	46,916
6. Derivative financial instruments and hedging activities	1,087,172
7. Compensated absences	6,194
8. Long-term debt	(2,657)
9. Consolidation	52,242
10. Goodwill	6,958
11. Intangible assets	13,317
12. Investments in equity method investees	11,194
Other	(32,811)
Deferred income tax effects, when applicable	(138,493)
Net income before attribution of noncontrolling interests in accordance with Japanese GAAP	¥2,560,512

Explanation of Differences between U.S. GAAP and Japanese GAAP
Major factors which explain the differences shown in the above table are as follows:
1.Investment securities
The cost basis of certain securities is different under U.S. GAAP and Japanese GAAP due primarily to the following:

•On October 1, 2005, Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) merged with UFJ Holdings, Inc. (“UFJ Holdings”), with MTFG being the surviving entity, and was renamed “Mitsubishi UFJ Financial Group, Inc.” Under U.S. GAAP, in accordance with the guidance on accounting for business combinations, the assets and liabilities of companies acquired in purchase transactions are recorded at fair value at the date of acquisition. Therefore, the new cost basis of investment securities, including available-for-sale and other investment securities, of UFJ Holdings was established and they were recognized at fair value as of October 1, 2005. Under Japanese GAAP, which was effective as of October 1, 2005, the new cost basis was not established for such investment securities and they were carried over at their historical cost basis.
•Under U.S. GAAP, Available-for-sale debt securities are considered to be impaired if the fair value is less than the amortized cost basis. An impairment loss is recognized in earnings for a security if the MUFG Group has intent to sell such a debt security or if it is more likely than not the MUFG Group will be required to sell such a debt security before recovery of its amortized cost basis. If not, the credit component of an impairment loss is recognized in earnings by recording an allowance for credit losses, limited by the amount of impairment loss. However, the noncredit component of an impairment loss is recognized in Accumulated OCI. For Held-to-maturity debt securities, an allowance for expected credit losses over the remaining expected life is required to be provided. In addition, marketable equity securities are measured at fair value with unrealized gains or losses reflected in net income. Under Japanese GAAP, significant declines in the fair value of securities below cost are recorded in earnings for both debt security and marketable equity security. In determining a significant decline, the extent of the decline in fair value below cost and credit standing of the issuers are considered.
•Under U.S. GAAP, measurement alternative is elected for nonmarketable equity securities, and these securities are primarily measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Under Japanese GAAP, these securities are measured at cost minus impairment, but changes resulting from observable price changes are not recognized.
•Under U.S. GAAP, changes in the fair value of foreign securities held by MUFG Bank and Mitsubishi UFJ Trust and Banking are recognized in earnings since the fair value option was elected for these foreign securities in accordance with the guidance on accounting for fair value options for financial assets and financial liabilities. Under Japanese GAAP, only the changes attributable to movements in foreign currency exchange rates are recognized in earnings and the other changes in the fair value are recognized in other comprehensive income.
2.Loans
Under U.S. GAAP, loan origination fees, net of certain direct origination costs, are deferred and recognized as income over the contractual life of the loans, while under Japanese GAAP, they are primarily recognized in earnings at the time of origination.
3.Allowance for credit losses
Under U.S. GAAP, the credit loss allowance is measured on a collective basis over the contractual term of the loans, when similar risk characteristics exist, based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the loan or a group of loans. For loans that do not share similar risk characteristics, the credit loss allowance is measured on an individual basis, primarily based on the present value of expected future cash flows discounted at the loan’s effective interest rate, or the fair value of the collateral if the loan is collateral dependent. Under Japanese GAAP, the allowance for loans, which is measured on a collective basis, is provided based mainly on historical loss experience for the immediately following one-year period or the average remaining term to maturity of loans. In addition, the allowance for certain types of loans, which is measured on an individual basis, is provided based on historical loss experience. These differences between U.S. GAAP and Japanese GAAP generally result in a larger amount of allowance for credit losses under U.S. GAAP.
4.Fixed assets
The differences between Japanese GAAP and U.S. GAAP principally consist of (1) Premises and equipment, and (2) Land revaluation.
(1)Premises and equipment
Under U.S. GAAP, a nonmonetary asset acquired in exchange for another nonmonetary asset is generally recorded at the fair value of the asset surrendered or that of the asset received, and a gain or loss is recognized on the exchange. Under Japanese GAAP, the asset received is recorded at the cost of the asset surrendered in relevant types of exchange transactions, resulting in no gain or loss.
(2)Land revaluation
U.S. GAAP does not allow revaluation of operating assets and requires land to be recorded at cost. Under Japanese GAAP, land used for business operations of domestic subsidiaries was revalued as of March 31, 1998 for Bank of Tokyo-Mitsubishi, as of March 31, 2002 for The Mitsubishi Trust and Banking Corporation and as of December 31, 2001 for other domestic subsidiaries of MTFG with the corresponding impact recorded directly in equity as well as related deferred tax assets/liabilities, pursuant to the Law concerning Revaluation of Land. Accordingly, land held on the revaluation dates are recorded at different values.
5.Pension liability
Under both U.S. GAAP and Japanese GAAP, the funded status of defined benefit plans is recognized as assets or liabilities in a consolidated balance sheet, and actuarial gains or losses and prior service costs or benefits that have not yet been recognized through earnings as net periodic benefit cost are recognized in other comprehensive income, net of tax, until they are amortized as a component of net periodic benefit cost. Actuarial gains or losses are amortized based on corridor approach under U.S. GAAP, while they are amortized over a specified number of years under Japanese GAAP.
6.Derivative financial instruments and hedging activities
MUFG utilizes derivatives to manage its exposures to fluctuations in market factors such as interest rates and foreign exchange rates arising from mismatches in the risk profiles of assets and liabilities. Under U.S. GAAP, most derivatives used by MUFG are accounted for as trading assets or liabilities because they do not qualify for hedge accounting under the criteria prescribed in the guidance on accounting for derivative instruments and hedging activities. Japanese GAAP permits hedge accounting for certain derivative hedging activities, including portfolio hedges, using less restrictive hedging criteria.
In addition, bifurcation requirements are different between U.S. GAAP and Japanese GAAP. Under U.S. GAAP, if the economic characteristics and risks of the embedded derivatives are deemed “clearly and closely related” to the economic characteristics and risks of the host contracts, the embedded derivatives are not bifurcated from their host contracts. Under Japanese

GAAP, the embedded derivatives may be bifurcated from their host contracts if the risk of the embedded derivatives and host contracts are managed separately.
7.Compensated absences
Under U.S. GAAP, in accordance with the guidance on accounting for compensated absences, an employer is required to accrue a liability for employees’ rights to receive compensation for future absences such as unused vacations and holidays when certain conditions are met (for example, unexpired vacation benefits that employees have earned but have not yet taken). Under Japanese GAAP, employers are not required to recognize liabilities and accordingly, no liabilities are recognized for such short-term employee benefits.
8.Long-term debt
Under U.S. GAAP, in accordance with the guidance on accounting for business combinations, the new cost basis of long-term debt of UFJ Holdings was established and it was recognized at fair value as of October 1, 2005. Under Japanese GAAP, which was effective as of October 1, 2005, the new cost basis was not established and the long-term debt was recorded at its historical cost basis.
9.Consolidation
The scope of consolidation is different under U.S. GAAP and Japanese GAAP primarily because, under U.S. GAAP, the primary beneficiary must consolidate variable interest entities based on variable interests, which resulted in additional consolidation of certain variable interest entities. Japanese GAAP does not have a concept of variable interest entities.
On the other hand, certain variable interest entities including funding vehicles, which are consolidated under Japanese GAAP due to the majority ownership of the voting rights, are not consolidated under U.S. GAAP because MUFG and its consolidated subsidiaries are not their primary beneficiaries.
The breakdown of the impact of the difference on total equity is as follows.

	Consolidation under U.S. GAAP	Deconsolidation under U.S. GAAP	Total
	(in millions)
Investment securities	¥3,493,716	¥82,524	¥3,576,240
Loans	(4,031,945)	1,150,399	(2,881,546)
Trading account assets	(3,268,961)	(39,162)	(3,308,123)
Short-term borrowings	4,768,954	(57,891)	4,711,063
Long-term debt	305,797	(407,509)	(101,712)
Others	(1,409,024)	(318,128)	(1,727,152)
Total	¥(141,463)	¥410,233	¥268,770

The breakdown of the impact of the difference on net income before attribution of noncontrolling interests is as follows.

	Consolidation under U.S. GAAP	Deconsolidation under U.S. GAAP	Total
	(in millions)
Investment securities	¥11,695	¥8,334	¥20,029
Loans	(124,826)	206,649	81,823
Trading account assets	(10,268)	1,857	(8,411)
Short-term borrowings	151,817	(389)	151,428
Long-term debt	10,666	(4,700)	5,966
Others	(97,230)	(101,363)	(198,593)
Total	¥(58,146)	¥110,388	¥52,242

10.Goodwill
Under U.S. GAAP, in accordance with the guidance on accounting for business combinations, identifiable assets acquired, liabilities assumed, and any noncontrolling interest in an acquired company are recorded at fair value at the date of acquisition. Goodwill is the excess of the fair value of noncontrolling interest and consideration transferred, over the fair value of identifiable assets acquired and liabilities assumed. Goodwill is not amortized, but is subject to an annual impairment test at the reporting unit level, and also reviewed more frequently if events or changes in circumstance indicate that the goodwill might be impaired. Under Japanese GAAP, goodwill is the difference between the purchase price consideration and the acquirer’s share of fair value of the net assets acquired. Goodwill is amortized by straight-line method over the estimated period not exceeding 20 years, and an impairment test is required only if indication of impairment is identified.
In addition, the acquisition of UFJ Holdings has been accounted for by a method similar to pooling-of-interests, and consequently goodwill has not been recognized in accordance with Japanese GAAP, which was effective as of October 1, 2005.
11.Intangible assets
Under U.S. GAAP, in accordance with the guidance on accounting for business combinations, all identifiable intangible assets acquired in purchase transactions are recorded at fair value at the date of acquisition. Intangible assets with definite useful lives are amortized over their estimated useful life and reviewed for impairment whenever events or changes in circumstance indicate that their carrying amount may not be recoverable. Intangible assets with indefinite useful lives are tested for impairment at least annually, and also reviewed more frequently if events or changes in circumstance indicate that the assets might be impaired. Under Japanese GAAP, which was effective as of October 1, 2005, intangible assets have not been recognized in connection with the acquisition of UFJ Holdings.
12.Investments in equity method investees
Under U.S. GAAP, a portion of a difference between the cost of an investment and the amount of underlying equity in net assets of an investee is not amortized. A loss in value of an investment that is other than a temporary decline is recognized as an impairment loss. Under Japanese GAAP, goodwill which is included in investments in equity method investees is amortized by straight-line method. If a decline in the market value below the cost is substantial, based on the extent of decline in market value and the credit standing of the issuers, an impairment loss is recognized within the limit of the amount of unamortized goodwill.